UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-11015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Viad Corp

1850 North Central Avenue, Suite 1900

Phoenix, AZ 85004-4565

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

By: /s/ Deborah J. DePaoli
Deborah J. DePaoli
Chair, Benefits Plans/Trusts Committee

DATE:June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Viad Corp Capital Accumulation Plan

Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2015, and delinquent participant contributions as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 23, 2016

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Cash	$408	$68,684
Participant-directed investments, at fair value:
Mutual funds	132,661,071	124,546,580
Viad Corp common stock	22,174,029	20,358,533
Common collective trusts	11,951,626	13,148,621
Total investments, at fair value	166,786,726	158,053,734

Receivables:
Notes receivable from participants	2,729,154	2,438,637
Participant contributions receivable	10,020	20,154
Employer contributions receivables	5,297	9,995
Dividends on participant-directed investments	77,613	76,133
Total receivables	2,822,084	2,544,919
Total assets	169,609,218	160,667,337

Net assets available for benefits	$169,609,218	$160,667,337

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015
Additions
Contributions and transfers in:
Participant contributions	$8,401,263
Employer contributions	3,656,571
Transfers in	6,956,689
Total contributions	19,014,523

Investment income:
Net depreciation in fair value of investments	(3,532,361)
Dividends	6,566,896
Interest	158,217
Other income	416,045
Total investment income, net	3,608,797
Interest income on notes receivable from participants	107,314
Total additions	22,730,634

Deductions
Benefits paid to participants	13,711,459
Administrative fees	77,294
Total deductions	13,788,753

Increase in net assets available for benefits	8,941,881

Net assets available for benefits, beginning of year	160,667,337

Net assets available for benefits, end of year	$169,609,218

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Viad Corp Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.

General

The Plan, commonly known as “Toward Retirement Income Management” or “TRIM,” is a defined contribution plan which was established on January 1, 1985, and has been amended periodically. The Plan is administered by Viad Corp (“Viad” or the “Company”), which has specific delegated power and responsibility for daily administration to the Plan committee (the “Committee”), consisting of at least three persons appointed by the Chief Executive Officer of the Company. The trustee and recordkeeper of the Plan is T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company acquired onPeak LLC and Travel Planners, Inc. in October 2014 and the plan assets of the onPeak 401(k) Plan and the Travel Planners, Inc. 401(k) Plan were merged into the Plan effective May 1, 2015. The merged amounts are included as “Transfers In” on the statement of changes in net assets available for benefits.

Eligibility

Each employee of Viad and certain of its subsidiaries is eligible to participate in the Plan, provided any such employee works in the United States, provides at least 1,000 hours of service during a consecutive 12-month period, and is paid a regular fixed compensation. Employees under collective bargaining agreements or leased employees are not eligible to participate in the Plan. Eligible participants may enroll in the Plan at any time.

Contributions

Participants may contribute to the Plan on a pre-tax basis, Roth deferral basis, or a combination of both, up to 50 percent of their eligible compensation, as defined in the Plan, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may elect to contribute additional “catch-up” contributions to the Plan, subject to regulatory limitations.

The Company makes matching contributions equal to 100 percent of each participant’s pre-tax and Roth deferral contributions up to 3 percent of eligible compensation, and an additional matching contribution of 50 percent on the next 2 percent of participant contributions for an overall maximum matching contribution of four percent of eligible compensation, subject to regulatory limitations. The matching contributions are invested directly in Viad common stock. All matching contributions are 100 percent vested and are non-forfeitable.

Participant contributions are invested by T. Rowe Price into any investment offered by the Plan at the participant’s election. As of December 31, 2015, the Plan had various investment options, including 25 mutual funds and two common/collective trusts. Company matching contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange matching contributions held in Viad common stock into any investment option available in the Plan and may change investments and transfer amounts between funds on a daily basis.

Viad’s Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Viad common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100 percent vested once made. No such discretionary profit-sharing allocations were made in either 2015 or 2014.

Rollovers

Participants may elect to make rollover contributions to the Plan from other qualified plans.

Voting Rights

Participants are entitled to exercise voting rights attributable to the shares allocated in their account and are notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock, for which no instructions are received, are voted upon by the Committee as a single block based on instructions received on the majority of such shares for which instruction is received.

Participant Accounts

T. Rowe Price maintains individual accounts for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, rollover contributions, if any, Plan earnings, and Company discretionary contributions, if any. Participant accounts are also charged with withdrawals made from the Plan. The benefit to which a participant is entitled is the total of the participant’s vested account less any outstanding participant loans.

Distributions to Participants

Benefits are paid to participants upon termination of employment from the Company, disability, retirement, or death. A participant who terminates employment may leave his or her account balance with the Plan, subject to the rules for required distributions. Participants may roll over or cash out their existing balances. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock plus cash, for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution, upon reaching the age of 59½, total disability, or death. If the distribution is not qualified, withdrawals from the account are subject to certain tax penalties.

Notes Receivable from Participants and Hardship Withdrawals

Participants may borrow from their Plan account balances a minimum of $1,000 up to the lesser of (i) 50 percent of a participant’s account balance, or (ii) $50,000, reduced by the participant’s highest outstanding loan balance during the last 12 months. Participants may borrow from their pre-tax contributions, non-Roth after-tax deposits, catch-up contributions, and any earnings on them, but may not borrow from the employer matching contributions or Roth deferral contributions. The interest rate for loans is the prime rate at the beginning of the month in which the loan originated, plus one percent. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. As of December 31, 2015, participant loans had maturities through 2030 and interest rates ranging from 4.25 percent to 9.25 percent.

Withdrawals of deferred contributions and rollovers may be made by the participant in the event of a qualified financial hardship, as defined in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months and are limited to one hardship withdrawal per calendar month.

Plan Termination and Amendments

While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan, subject to the provisions of ERISA, provided the Company has paid all required contributions at the termination date. The Company also has the right to amend the Plan from time to time. Effective as of December 31, 2014, the Plan was amended and restated to incorporate Plan amendments approved subsequent to the last Plan restatement, and for legal compliance with applicable federal laws and modifications required by the Internal Revenue Service (“IRS”) in connection with the IRS’ review of the Plan’s application for a determination letter.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Impact of Accounting Standards Recently Adopted

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”), which exempts investments measured using the net asset value (“NAV”) per share as a practical expedient from categorization within the fair value hierarchy. Instead, entities are required to disclose the amount of investments measured at NAV (or its equivalent) so that the total investments in the fair value hierarchy reconcile to the total investments measured at fair value on the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan’s management elected to early adopt ASU 2015-07 as of December 31, 2015 and applied ASU 2015-07 on a retrospective basis, as required. The adoption is reflected in Note 3 – Fair Value Measurements. The adoption had no impact on the statements of net assets available for benefits as of December 31, 2015 and 2014 or the statement of changes in net assets available for benefits for the year ended December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I eliminates the requirements to measure and disclose the fair value of fully benefit-responsive investment contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments which comprise five percent or more of total net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan’s management elected to early adopt Parts I and II of ASU 2015-12 as of December 31, 2015, and applied ASU 2015-12 on a retrospective basis, as required.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to the participants, including mutual funds, common stock, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 - Fair Value Measurements for further discussion.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses

Neither the Plan nor its participants paid a direct fee for recordkeeping and related services provided by T. Rowe Price in 2015. Such costs were paid for through revenue sharing built into the expense ratio of the investments. As a result of revenue sharing, participants were not charged a loan processing fee or for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. During 2015, all Plan-related expenses were paid through revenue sharing.

As indicated above, the Plan’s investment options charge management fees and operating expenses that are built into the operating cost of the investment and referred to as an “expense ratio” or “total annual operating expense,” which are deducted periodically from the investment. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.

Payment of Benefits

Benefit payments to participants are recorded when paid. There were no participants who elected to withdraw from the Plan, but had not yet been paid, as of December 31, 2015. During 2014, two participants elected to withdraw from the Plan and received aggregate payments of approximately $15,000 subsequent to December 31, 2014.

Note 3.  Fair Value Measurements

The Company categorizes its assets and liabilities based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy as set forth below. The three levels of the hierarchy are defined as follows:

•	Level 1 - quoted prices in active markets for identical investments.
•	Level 2 - observable inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
•	Level 3 - unobservable inputs to the valuation methodology that are significant to the measurement of fair value.

Asset Valuation Techniques - Valuation methodologies maximize the use of quoted prices and other observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock - Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
•

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•

Stable value common trust fund - Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. Measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include fully benefit investment contracts held by the fund at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, and is equal to the original cost plus accrued income and deposits less withdrawals. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund.

•	Common/Collective trust fund – Valued at the NAV as a practical expedient. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. A summary of the Plan’s investments at fair value is as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2015	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Viad Corp common stock	$22,174,029	$22,174,029	$—	$—
Mutual funds	132,661,071	132,661,071	—	—
Total assets measured at fair value	$154,835,100	$154,835,100	$—	$—

Investments measured at net asset value - Common collective trusts (1)	11,951,626
Total	$166,786,726

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2014	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Viad Corp common stock	$20,358,533	$20,358,533	$—	$—
Mutual funds	124,546,580	124,546,580	—	—
Total assets measured at fair value	$144,905,113	$144,905,113	$—	$—

Investments measured at net asset value - Common collective trusts (1)	13,148,621
Total	$158,053,734

(1)

In accordance with ASU 2015-07, certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Company evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. During 2015 and 2014, there were no transfers between levels.

Note 4.  Investments Measured at Net Asset Value

Investments which measure the fair value using the NAV per share as a practical expedient as of December 31, 2015 and 2014 were as follows:

	Fair Value
Investment	December 31, 2015	December 31, 2014	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
T. Rowe Price Stable Value Common Trust Fund	$8,235,081	$9,015,348	$-	Daily	None (1)	None
T. Rowe Price U.S. Bond Enhanced Index Trust	3,716,545	4,133,273	-	On a valuation date	None (1)	90 days
Total	$11,951,626	$13,148,621	$-
(1)

The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Stable Value Common Trust Fund. The Stable Value Common Trust Fund (“Stable Value Fund”) is a common/collective investment trust fund managed by T. Rowe Price which invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. According to the investment manager’s annual report, as of December 31, 2015, the occurrence of an event outside the normal operation of the Stable Value Fund which would cause a withdrawal from an investment contract is not probable. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Stable Value Fund without the need to access investment contracts. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.

U.S Bond Enhanced Index Trust. The U.S. Bond Enhanced Index Trust (“Bond Index Trust”) normally invests substantially all of its assets in a broad range of income producing securities which attempt to correspond to the total return performance of debt securities in the Barclays Capital Aggregate Bond Index. The Bond Index Trust is valued on a daily basis.

Note 5.  Exempt Party-in-Interest Transactions

Plan investments include shares of mutual funds and common/collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee, as defined by the Plan, thus transactions involving those shares qualify as exempt party-in-interest transactions. The Plan also holds shares of Viad common stock, and any transaction involving those shares also qualifies as an exempt party-in-interest transaction. The Plan’s investment in Viad common stock as of December 31, 2015 and 2014 was as follows:

	December 31,
	2015	2014
Shares of Viad Corp Common Stock	785,477	763,636
Fair Value	$22,174,029	$20,358,536

Note 6.  Federal Income Tax Status

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to federal income tax examinations for years prior to 2012.

The IRS has determined and informed the Company by a letter dated March 4, 2016, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. During 2015, certain administrative issues occurred with respect to the Plan. In order to prevent the Plan from incurring a qualification defect, in June 2016, the Company took the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System. The Company believes the Plan has maintained its tax-exempt status and, accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Note 7.  Nonexempt Party-In-Interest Transaction

The Company remitted certain participant contributions of $4,807 to the trustee after the time required by the Department of Labor (“DOL”) Regulation 2510.3‑102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. The Company calculated the interest on the delinquent contributions and transmitted the lost earnings of approximately $4.35 to the Plan of which $3.02 was paid in June 2015 and an additional $1.33 was paid in June 2016.

VIAD CORP CAPITAL ACCUMULATION PLAN

Employer ID 36-1169950, Plan 002

Supplemental Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

As of December 31, 2015

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	262,479	$18,998,229
*	T. Rowe Price Value Fund	Mutual Fund	605,610	18,925,307
*	T. Rowe Price New Horizons Fund	Mutual Fund	400,156	16,990,620
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	228,676	12,565,757
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	433,504	9,454,733
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	8,235,081	8,235,081
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	7,964,628	7,964,628
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	526,596	7,872,612
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	477,119	7,533,706
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	316,498	6,231,836
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	251,368	5,675,900
*	T. Rowe Price U.S. Bond Enhanced Index Trust	Common/Collective Trust	105,674	3,716,545
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	244,848	3,349,521
*	T. Rowe Price International Stock Fund	Mutual Fund	205,961	3,147,083
*	T. Rowe Price International Growth & Income Fund	Mutual Fund	236,887	3,096,116
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	178,730	2,709,545
*	T. Rowe Price Spectrum Income Fund	Mutual Fund	170,607	2,028,515
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	115,875	1,476,247
	Vanguard Mid Cap Index Value Fund	Mutual Fund	9,750	1,450,039
	PIMCO Total Return Fund	Mutual Fund	74,789	753,123
*	T. Rowe Price Retirement Income Fund	Mutual Fund	51,133	728,131
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	36,567	454,532
	Vanguard Small Cap Value Index Fund	Mutual Fund	18,987	449,795
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	28,756	485,397
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	21,953	279,020
	Metropolitan West Total Return Bond Fund	Mutual Fund	3,319	35,251
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	561	5,428
*	Viad Corp	Common Stock	785,477	22,174,029
	Total investments			$166,786,726

	Notes receivable from participants	Interest rate 4.25% - 9.25%, maturing through 2030		2,729,154
				$169,515,880

* Party-in-interest as defined by ERISA

Cost information is not included in the above table because investments are participant directed.

VIAD CORP CAPITAL ACCUMULATION PLAN

Supplemental Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Part IV, Line 4a

For the Year Ended December 31, 2015

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check here if late participant loan contributions are included [ ]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$4,807	$—	$—	$—	$4,807

Note: Participant contributions were not funded within the time period prescribed by DOL Regulation 2510.3-102. The

Company calculated the interest on the delinquent contributions and transmitted the lost earnings of approximately $4.35 to the Plan of which $3.02 was paid in June of 2015 and an additional $1.33 was paid in June 2016. The Company has also filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, with the IRS.